Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
1.	Lotus Technologies, Inc. — California

2.	IRPC, Inc. — California

3.	DeltaNu, Inc. — Wyoming

4.	Intevac Foreign Sales Corporation — Barbados

5.	Intevac Asia Private Limited — Singapore

6.	Intevac Malaysia Sdn Bhd — Malaysia

7.	Intevac Limited — Hong Kong